UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RiT TECHNOLOGIES LTD.
(Name of Subject Company)

RiT TECHNOLOGIES LTD.
(Name of Person(s) Filing Statement)

Ordinary Shares, NIS 0.1 par value per share
(Title of Class of Securities)

M8215N 10 9
(CUSIP Number of Class of Securities)

Simona Green, Vice President Finance
RiT Technologies Ltd.
24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(972) 3-645-5151
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Ido Zemach, Adv.	Mark Selinger, Esq.
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.	McDermott, Will & Emery
2 Weizmann Street	50 Rockefeller Plaza
Tel Aviv 64239, Israel	New York, NY 10020-1605
(972) 3-608-9999	[(212) 547-5400]

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

News

The following press release was issued by RiT Technologies Ltd. on March 27, 2008:

RiT TECHNOLOGIES’ PRINCIPAL SHAREHOLDERS
TO SELL THEIR STAKE IN THE COMPANY

– Purchaser To Conduct Partial Tender for 5% of RiT –

Tel Aviv, Israel – March 27, 2008 – RiT Technologies (NASDAQ: RITT) today announced that certain of its principal shareholders, Yehuda Zisapel, the Chairman of the Board of Directors of the Company and its co-founder, Zohar Zisapel, the brother of Mr. Yehuda Zisapel, and Dr. Meir Barel, a director of the Company, informed RiT that they entered into an agreement for the sale of their entire shareholdings in the Company to STINS COMAN Incorporated (“STINS COMAN”), a Russian corporation headquartered in Moscow, Russia, who has been RiT’s distributor since 1994.

Under the agreement, the selling shareholders agreed to sell to STINS COMAN all of the 5,122,521 RiT shares held by them (or their affiliates), representing approximately 34.9% of RiT’s outstanding share capital, for an aggregate purchase price of $4,405,368, or $0.86 per share, to be paid at closing.

The closing of the transaction, which is expected to occur in the second quarter of 2008, is subject to customary closing conditions, including, as required by Israeli law, the completion by STINS COMAN of a partial tender offer to purchase RiT shares representing at least 5% of the voting power in RiT at the price of $0.86 per share or 15% above the market price of RiT shares at the time the offer is published, whichever is higher. The tender offer is expected to commence in the next few weeks.

In addition, at the closing, the selling shareholders will grant STINS COMAN a right of first refusal with respect to their existing warrants to purchase a total of 302,679 RiT shares at an exercise price of $1.75 per share. Under such right of first refusal, STINS COMAN will be entitled to purchase such warrants at the then current value Black-Scholes Value prior to the exercise or transfer of such warrants by any of the selling shareholders.

Mr. Sergey N. Anisimov, President of STINS COMAN, stated “STINS COMAN welcomes the opportunity to become a major investor in RiT and has great appreciation for its talented people and leading technology. We are a committed investor and business partner that will bring to RiT extensive industry expertise.”

“Having been RiT’s distributor and business partner in Russia in the past 14 years enabled us to gain a deep knowledge of RiT business, market, products and innovative technologies. Going forward, we have confidence that RiT, using the experience and support of our company, has the ability to strengthen its leadership position and build a positive momentum in this market so as to capture its growth opportunities,” concluded Mr. Anisimov.

News

IMPORTANT NOTICE:
THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. STINS COMAN HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. INVESTORS AND SHAREHOLDERS OF RIT ARE ENCOURAGED TO READ EACH OF THE TENDER OFFER STATEMENT OF STINS COMAN AND THE SOLICITATION/RECOMMENDATION STATEMENT OF RIT WHEN EACH BECOMES AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. INVESTORS AND SHAREHOLDERS MAY OBTAIN THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS AT NO CHARGE WHEN THEY ARE AVAILABLE ON THE SEC’S WEB SITE (www.sec.gov) AND AT NO CHARGE FROM RIT AND STINS COMAN. RIT SHAREHOLDERS ARE URGED TO READ THESE MATERIALS, IF AND WHEN THEY BECOME AVAILABLE, CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER.

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; risks and uncertainties resulting from the pending sale of approximately 34.9% of our outstanding share capital by our principal shareholders to an unaffiliated third party and the potential impact on our operations and strategies; our inability to satisfy Nasdaq’s requirements for continued listing, the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel Tel: +972-3-645-5151 Fax: +972-3-647-4115